UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NEW YORK & COMPANY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

649295102

 (Cusip Number of Class Of Securities (Underlying Common Stock))

SHEAMUS G. TOAL

Executive Vice President and Chief Financial Officer

New York & Company, Inc.

450 West 33rd Street, 5th Floor

New York, NY 10001

(212) 884-2000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Person)

COPY TO:

CHRISTIAN O. NAGLER &
JASON K. ZACHARY

Kirkland & Ellis LLP

159 East 53rd Street

New York, NY 10022-4611

(212) 446-4800

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
$983,199	$54.86

*                Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 695,335 shares of common stock of New York & Company, Inc. having an aggregate value of $983,199 as of May 26, 2009, will be surrendered and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on a Black-Scholes valuation model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $0.00005580 per $1 million dollars of the value of the transaction.

☐           Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1

☒ issuer tender offer subject to Rule 13e-4

☐ going private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offering Memorandum, dated June 1, 2009 (the “Offering Memorandum”), attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is New York & Company, Inc., a Delaware corporation (“NWY”, “New York & Company”, or the “Company”) and the address of its principal executive office is 450 West 33rd Street, 5th Floor, New York, NY 10001. The telephone number at that address is (212) 884-2000. The information set forth in the Offering Memorandum under Section 9 (“Information Concerning New York & Company, Inc.”) is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company, to provide eligible associates (which includes all current associates other than the Chief Executive Officer and excludes all members of the Company’s board of directors) (“Eligible Associates”) the opportunity to exchange certain stock options to purchase shares of its common stock, par value $0.001 per share, issued and outstanding under the 2006 Long-Term Incentive Plan (the “2006 Plan”) and the Amended and Restated 2002 Stock Option Plan (the “2002 Plan”), collectively the “Plans,” with exercise prices equal to or greater than $12.43 per share (the “Eligible Options”) for a fewer number of replacement options with an equal fair value and an exercise price equal to the closing price of the Company’s common stock on the New York Stock Exchange (“NYSE”) on the date of grant (the “Replacement Options”). The fair value of the Eligible Options and the Replacement Options will be calculated on the date of grant in accordance with Statement of Financial Accounting Standards No. 123-R, “Share-based Payments.” Only Eligible Options that are outstanding on June 1, 2009, held by Eligible Associates during the entire period from and including June 1, 2009 through the date the Replacement Options are granted will be eligible to tender in the Offer. As of May 26, 2009, there were Eligible Options to purchase 695,335 shares of common stock outstanding, with original grant dates ranging from October 6, 2004 to April 2, 2007. To remain eligible to tender Eligible Options for exchange, and receive Replacement Options, an Eligible Associate must continue to provide services to the Company on, and must not have received nor have given a notice of termination on or prior to, the date that the Replacement Options are granted.

The information set forth in the Offering Memorandum on the introductory pages and under Section 1 (“Eligibility; Number of Options; Expiration Date”), Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”) and Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) is incorporated herein by reference.

(c) The information set forth in the Offering Memorandum under Section 6 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. The information set forth in Schedule A (“Information Concerning the Directors and Executive Officers of New York & Company, Inc.”) to the Offering Memorandum is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the Offering Memorandum under Section 1 (“Eligibility; Number of Options; Expiration Date”), Section 3 (“Procedures for Electing to Exchange Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”), Section 7 (“Conditions of this Offer”), Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”), Section 11 (“Status of Eligible Options Acquired by Us in this Offer; Accounting Consequences of this Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b) Executive officers, excluding the Chief Executive Officer, are eligible to participate in the Offer. Members of the Company’s board of directors are not eligible to participate in the Offer.  The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. The eligible option Plans are incorporated herein by reference hereto as Exhibit (d)(1).

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offering Memorandum under Section 2 (“Purpose of this Offer”) is incorporated herein by reference.

(b) The information set forth in the Offering Memorandum under Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”) and Section 11 (“Status of Eligible Options Acquired by Us in this Offer; Accounting Consequences of this Offer”) is incorporated herein by reference.

(c) The information set forth in the Offering Memorandum under Section 2 (“Purpose of this Offer”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offering Memorandum under Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b) The information set forth in the Offering Memorandum under Section 7 (“Conditions of this Offer”) is incorporated herein by reference.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

(b) The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Options”) and in Schedule A of the Offering Memorandum is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 10. Financial Statements.

(a) The information set forth in the Offering Memorandum under Section 9 (“Information Concerning New York & Company, Inc.”), Section 16 (“Additional Information”) and the information set forth in the Company’s Annual Report on Form 10-K for the year ended January 31, 2009 under Item 6 “Selected Financial Data” and Item 8 “Financial Statements and Supplementary Data” is incorporated herein by reference.

(b) Not applicable.

Item 11. Additional Information.

(a) The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Not applicable.

Item 12. Exhibits.

(a)(1)(i)*	Offering Memorandum relating to our Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock, dated June 1, 2009.

(a)(1)(ii)*	New York & Company, Inc. Stock Option Exchange Program Election Form.

(a)(1)(iii)*	Communication to Eligible New York & Company Associates Announcing the Opening of the Stock Option Exchange Program, to be delivered via e-mail on June 1, 2009.

(a)(1)(iv)*	Communication to Eligible New York & Company Associates from the Chief Executive Officer, dated June 1, 2009.

(a)(1)(v)*	Highlights of the New York & Company Stock Option Exchange Program.

(a)(1)(vi)*	Reminder Communication to Eligible New York & Company Associates.

(a)(1)(vii)*	New York & Company, Inc. Stock Option Exchange Program Election Confirmation Form.

(a)(1)(viii)	New York & Company, Inc. Annual Report on Form 10-K for the year ended January 31, 2009, filed with the Securities and Exchange Commission on April 7, 2009, is incorporated herein by reference.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)

Definitive Proxy Statement on Schedule 14A for New York & Company, Inc.’s 2009 Annual Meeting of Stockholders to be held on June 29, 2009, filed with the Securities and Exchange Commission on May 15, 2009, is incorporated herein by reference.

(a)(5)(ii)*	Consent of Independent Registered Public Accounting Firm.

(b)	Not applicable.

(d)(1)

The New York & Company, Inc. Amended and Restated 2002 Stock Option Plan and the 2006 Long-Term Incentive Plan, are incorporated herein by reference to the New York & Company, Inc. Registration Statement on Form S-8 as filed with the Securities and Exchange Commission on October 4, 2006.

(g)	Not applicable.

(h)	Not applicable.

*      Filed electronically herewith

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW YORK & COMPANY, INC.

Date: June 1, 2009	By:	/s/ Sheamus G. Toal
Sheamus G. Toal
Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

(a)(1)(i)*	Offering Memorandum relating to our Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock, dated June 1, 2009.

(a)(1)(ii)*	New York & Company, Inc. Stock Option Exchange Program Election Form.

(a)(1)(iii)*	Communication to Eligible New York & Company Associates Announcing the Opening of the Stock Option Exchange Program, to be delivered via e-mail on June 1, 2009.

(a)(1)(iv)*	Communication to Eligible New York & Company Associates from the Chief Executive Officer, dated June 1, 2009.

(a)(1)(v)*	Highlights of the New York & Company Stock Option Exchange Program.

(a)(1)(vi)*	Reminder Communication to Eligible New York & Company Associates.

(a)(1)(vii)*	New York & Company, Inc. Stock Option Exchange Program Election Confirmation Form.

(a)(1)(viii)	New York & Company, Inc. Annual Report on Form 10-K for the year ended January 31, 2009, filed with the Securities and Exchange Commission on April 7, 2009, is incorporated herein by reference.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)

Definitive Proxy Statement on Schedule 14A for New York & Company, Inc.’s 2009 Annual Meeting of Stockholders to be held on June 29, 2009, filed with the Securities and Exchange Commission on May 15, 2009, is incorporated herein by reference.

(a)(5)(ii)*	Consent of Independent Registered Public Accounting Firm.

(b)	Not applicable.

(d)(1)

The New York & Company, Inc. Amended and Restated 2002 Stock Option Plan and the 2006 Long-Term Incentive Plan, are incorporated herein by reference to the New York & Company, Inc. Registration Statement on Form S-8 as filed with the Securities and Exchange Commission on October 4, 2006.

(g)	Not applicable.

(h)	Not applicable.

*      Filed electronically herewith